UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Mirenco, Inc.

(Name of Issuer)

Common Stock no par value

(Title of Class of Securities)

604697102

(CUSIP Number)

Dwayne Fosseen, P.O. Box 343, Radcliffe, IA 50230

Phone: 515-899-2164

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/01/03, 4/07/03

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Dwayne Fosseen

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF and OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,023,700 shares 8. Shared Voting Power 39,200 shares 9. Sole Dispositive Power 9,023,700 shares 10. Shared Dispositive Power 39,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,062,900 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 68.2%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1. Security and Issuer

This statement relates to the no par value common stock, the only voting class of securities, of Mirenco, Inc., which is located at 206 May Street, Radcliffe, IA 50230.

Item 2. Identity and Background

This statement is being filed by Dwayne Fosseen, President and Chief Executive Officer of Mirenco, Inc. Mr. Fosseen currently resides at 12382 240th Street, Radcliffe, Iowa 50230. During the past five years, Mr. Fosseen has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Fosseen is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 24, 1997 Dwayne Fosseen received 600,000 shares of Mirenco, Inc. no par value common stock in exchange for certain product distributor and manufacturing rights, product development inventory, research and development material, environmental emission testing material, a small amount of inventory, and certain other intangible assets. In lieu of cash, Mr. Fosseen agreed to accept his 1997 salary from Mirenco, Inc. as 7,800 shares of common stock. On May 27, 1998 Mr. Fosseen sold 2000 shares of Mirenco, Inc. common stock to an Iowa resident for $10,000 and on June 8, 1998 he sold another 5,220 shares to Iowa residents for $26,100. On June 9, 1998 a three-for-one stock split yielded Mr. Fosseen an additional 1,201,160 shares, on April 16, 1999 a five-for-one stock split yielded him 7,206,960 additional shares. On December 17, 2002 Mr. Fosseen purchased 5000 shares at the market price of $0.53, on December 20, 2002 he purchased 2500 shares at the market price of $0.45, on January 3, 2003 he purchased 2500 shares at the market price of $0.54, on January 9, 2003 he purchased 1000 shares at the market price of $0.65 and on January 10, 2003 he purchased 1000 shares at the market price of $0.85. On February 13, 2003 Mr. Fosseen purchased 1000 shares at the market price of $0.77, on February 19, 2003 he purchased 500 shares at the market price of $0.75 and on February 24, 2003 he purchased 500 shares at the market price of $0.75. On April 1, 2003 Mr. Fosseen purchased 500 shares at the market price of $0.65 and on April 7, 2003 he purchased another 500 shares at the market price of $0.70 bringing the total shares directly owned by Mr. Fosseen to the current level of 9,023,700 shares.

Item 4. Purpose of Transaction

Mr. Fosseen intends to maintain his majority control of the corporation and has no immediate plans to sell any of the Mirenco, Inc. common stock, which he currently holds.

Item 5. Interest in Securities of the Issuer

On January 10, 2003 Dwayne Fosseen was the beneficial owner of 9,061,900 shares or 68.2% of Mirenco, Inc. common stock. Dwayne Fosseen directly owns 9,022,700 shares for which he has sole power to vote and sole power to dispose. He has beneficial ownership of 1,200 shares with his daughter, Mary Fosseen, for which he indirectly shares the power to direct the vote and the power to direct the disposition. Mary Fosseen’s permanent address is 12382 240th Street, Radcliffe, Iowa. During the past five years, she has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mary Fosseen is a citizen of the United States of America. Dwayne Fosseen also has beneficial ownership with his spouse, Betty Fosseen, of 2,000 shares and 36,000 options to purchase common stock at $.29 per share. He indirectly shares the power to direct the vote and the power to direct the disposition with regard to these shares and for the options, which expire on December 31, 2008. Betty Fosseen currently resides at 12382 240th Street, Radcliffe, Iowa and during the past five years, she has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mrs. Fosseen is a citizen of the United States of America. During the past 60 days Mr. Fosseen has purchased 1000 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2003

Signature: /s/ Dwayne Fosseen